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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)

Massachusetts Health & Education Tax-Exempt Trust

(Name of Issuer)

Auction Rate Preferred Stock

 (Title of Class of Securities)

575672209

 (CUSIP Number)

December 31, 2008

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that  section of the Act but shall be subject to all other provisions of the  Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 575672209

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

MERRILL LYNCH & CO., INC. (MERRILL LYNCH)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

		Delaware

NUMBER OF	5.	SOLE VOTING POWER

SHARES		Disclaimed (See #9 below)

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		Disclaimed (See #9 below)

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		Disclaimed (See #9 below)

PERSON	8.	SHARED DISPOSITIVE POWER

WITH		Disclaimed (See #9 below)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Merrill Lynch & Co., Inc. disclaims beneficial ownership in all Shares of Massachusetts Health & Education Tax-Exempt Trust, held by Merrill Lynch, Pierce Fenner and Smith, Inc.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Disclaimed (See #9 above)

12.	TYPE OF REPORTING PERSON*

HC, CO

SCHEDULE 13g

CUSIP No. 575672209

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Merrill LYNCH, PIERCE FENNER & SMITH, INCORPORATED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

		Delaware

NUMBER OF	5.	SOLE VOTING POWER

SHARES		155

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		155

PERSON	8.	SHARED DISPOSITIVE POWER

WITH		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

155

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

40.3%

12.	TYPE OF REPORTING PERSON*

BD, IA

SCHEDULE 13G

CUSIP NO. 575672209

Item 1(a).	Name of Issuer:

Massachusetts Health & Education Tax-Exempt Trust

Item 1(b).	Address of Issuer's Principal Executive Offices:

100 BELLEVUE PARKWAY
WILMINGTON DE 19809

Item 2(a).	Name of Person Filing:

MERRILL LYNCH & CO., INC. (ML&CO)
MERRILL LYNCH, PIERCE FENNER & SMITH, INCORPORATED (MLPFS)

Item 2(b).	Address of Principal Business Office, or if None, Residence:

The principal business office for Merrill Lynch & Co., Inc. and Merrill Lynch, Pierce Fenner & Smith, Incorporated is 4 World Financial Center, 250 Vesey Street, New York, NY 10080.

Item 2(c).	Citizenship:

SEE ITEM 4 OF COVER PAGES

Item 2(d).	Title of Class of Securities:

AUCTION RATE PREFERRED STOCK

Item 2(e).	CUSIP Numbers:

575672209, 575672308

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)or (c), Check Whether the Person Filing is a:

(a)	☒	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP No. 575672209

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The number of shares reported herein represents combined holdings in multiple series of auction rate preferred securities of the issuer, which are treated herein as one class of securities in accordance with the Securities and Exchange Commission’s Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008.

(a)           Amount beneficially owned:
155 Shares Auction Rate Preferred Stock
(b)           Percent of class:
40.3%

(c)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote:
SEE ITEM 5 OF COVER PAGES
(ii)          Shared power to vote or to direct the vote:
SEE ITEM 6 OF COVER PAGES
(iii)         Sole power to dispose or to direct the disposition of:
SEE ITEM 7 OF COVER PAGES
(iv)         Shared power to dispose or to direct the disposition of
SEE ITEM 8 OF COVER PAGE

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Merrill Lynch, Pierce, Fenner & Smith, Incorporated is a wholly owned subsidiary of Merrill Lynch & Co., Inc.

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

SCHEDULE 13G

CUSIP No. 575672209

Item 10.    Certifications.

By signing below I certify that, to the best of my knowledge and belief,  the securities referred to above were acquired and are held in the  ordinary course of business and were not acquired and are not held for  the purpose of or with the effect of changing or influencing the control  of the issuer of the securities and were not acquired and are not held in  connection with or as a participant in any transaction having that  purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2009

MERRILL LYNCH & CO., INC.		MERRILL LYNCH, PIERCE FENNER & SMITH
INCORPORATED

By: /s/ Pia Thompson		By: /s/ Pia Thompson
Name:	Pia Thompson	Name:	Pia Thompson
Title:	Assistant Secretary	Title:	Assistant Secretary

* Executed pursuant to a Power of Attorney, dated November 17, 1995, a copy of which is attached hereto as Exhibit A.

Schedule 13G
Exhibit A

Power of Attorney

The undersigned, Merrill Lynch & Co., Inc. (the "Corporation"), a corporation duly organized under the laws of Delaware, with its principal  place of business at World Financial Center, North Tower, 250 Vesey Street,  New York, New York 10281 does hereby make, constitute and appoint Richard B.  Alsop, Richard D. Kreuder, Andrea Lowenthal, Gregory T. Russo, or any  individual from time to time elected or appointed as secretary or an  assistant secretary of the Corporation, acting severally, each of whose  address is Merrill Lynch & Co., Inc., World Financial Center, North Tower,  250 Vesey Street, New York, New York 10281, as its true and lawful attorneys- in-fact, for it and in its name, place and stead (i) to execute on behalf of  the Corporation and cause to be filed and/or delivered, as required under  Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the  regulations thereunder, any number, as appropriate, of original, copies, or  electronic filings of the Securities and Exchange Commission Schedule 13D or  Schedule 13G Beneficial Ownership Reports (together with any amendments and  joint filing agreements under Rule 13d-1(f)(1) of the Act, as may be required  thereto) to be filed and/or delivered with respect to any equity security (as  defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned  and which must be reported by the undersigned pursuant to Section 13(d) of  the Act and the regulations thereunder, (ii) to execute on behalf of the  Corporation and cause to be filed and/or delivered, any number, as  appropriate, of original, copies or electronic filings of any forms  (including without limitation), Securities and Exchange Commission Forms 3, 4  and 5) required to be filed pursuant to Section 16(a) of the Act and the  regulations thereunder, and (iii) generally to take such other actions and  perform such other things necessary to effectuate the foregoing as fully in a  all respects as if the undersigned could do if personally present.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 17th day of November 1995.

MERRILL LYNCH & CO., INC.

By: /s/ David H. Komansky
Name: David H. Komansky
Title: President and Chief Operating Officer